BRF INCOME GROWS 38% IN 2013

BRF closed 2013 with net profit of R$ 1.1 billion, 38% higher than in 2012. Adjusted EBITDA totaled R$ 3.6 billion, increase of 35.3%, with improvement in EBITDA margin, which reached 11.9%, compared to 9.4% last year.

The performance reflects the sustainable work that was done this year with main changes in the company. The new development cycle of BRF focuses on customers and consumers and, although is oriented to long-term results, important advances as operational improvements and greater efficiency in optimizing working capital have allowed free cash flow to grow 10 times, from R$ 115 million in 2012 to more than R$ 1.5 billion in 2013.

Net revenue for the year reached R$ 30.5 billion, 7% higher than in 2012, demonstrating the resilience capacity of the company against the still challenging environment in the markets as well as the strength of the brands, especially Sadia and Perdigão, which remained as the two most remembered by consumers (Top of Mind). In the margarine segment, Qualy continues to be the top of mind brand, position it has held for nearly a decade. If considered the effects of TCD (Performance Commitment Instrument), which established asset sales and temporary suspension of the use of trademarks, revenue growth would be 12%.

During 2013, BRF launched 219 new products being 99 in the domestic market, 96 in the overseas market and 24 new products in the Food Services segment. The interactivity with the consumer was quite explored, both to guide the direction of the company in the new cycle - such as the satisfaction survey conducted throughout the year with more than a thousand interviews with clients - and to strengthen the dialogue between the company and its consumers, with engaging campaigns such as the innovative "Dia da Ceia da Árvore", which reached approximately 90% of market visibility.

BRF's investments totaled R$ 1.5 billion in 2013, directed mainly to automation projects and process improvement, particularly in the areas of IT and logistics. The highlights were the opening of the Innovation Center in Jundiaí (SP) and the beginning of construction of the processing plant in the Middle East. For 2014, the company expects to maintain investments in this same level.

The volume of shares traded in 2013 reached a daily average of US$ 80.7 million, 6.2% higher than 2012. The income per share, excluding treasury shares, was R$ 1.22, compared to R$ 0.89 in 2012, representing an increase of 37%.

The Strategic Planning Cycle for the period 2014-2017 (BRF-17) was built during the second half with the goal of revalidating BRF as a company that creates value through the strength of its brands and innovation of its products, moving away from price sensitivity and the narrow margins of commodities. With these directions, the company is confident that the new development cycle will bring significant gains, as the increase of R$ 1.9 billion in operating income by 2016.

INTERNATIONAL MARKET

In the International Market, the strategy of investing in processed products with strong brand in markets with rapidly expansion prioritizing access to local markets, guided the binding offer with shareholders of Al Khan Foods - AKF, for acquisition of 40% of interest in capital stock of the leader in distribution of frozen foods in the Sultanate of Oman, and in the offer to acquire additional issuance rights of the Federal Foods Limited, in accordance with the limits set forth by law and customary practice in the UAE.

The Middle East market highlighted the international operations of the Company, with the cooperation agreement executed between BRF and Americana Group in late December, by which companies are to conduct a strategic analysis to work collaboratively in the region. The year 2014 will be marked by the opening of the new factory in Abu Dhabi, United Arab Emirates, the first one built by BRF outside Brazil.

In the Far East, the highlight was the beginning of pork exports to Japan, highlighting BRF as one of the first Brazilian companies to perform this type of operation.

In total of 2013, BRF exported 2.5 million tons, an increase of 1.5% in relation to the previous year. The significant price increase achieved in the year, 11.2%, which had contribution of devaluation of real by 10.4%, led to an increase of 12.9% in net revenue, which reached the impressive figure of R$ 13.1 billion. The company ended the year with operating income of 3.0%, higher than 1.3% achieved in 2012.

Local Market

The goal of making BRF a client focused company guided the work of the Company for the local market in 2013, contemplating a restructuring of the organization chart, including the creation of the CEO position for Brazil to lead the redesign and management of all processes.  The new go-to-market (GMT) process will allow to migrate from the industrial guidance to a market guidance model. The sales area was consolidated, creating a "BRF salesman" figure, prepared to offer a complete portfolio, with all the brands offered by the company.

At the same time, to obtain more integration in the planning chain, it were restructured the Operations Vice-Presidency and the Planning and Supply Chain Vice-Presidency, which replaced the Integrated Planning Vice-Presidency and shall also be responsible for the Agriculture, Engineering and Management Planning board.

The local market revenues reached R$13.0 billions, 2.8% higher than in 2012. One of the year´s main highlight was the launch of Batavo´s grego yougurt, which jumped from 1% in June to 8% of market share by the end of the year; and the lines of Arroz Mais and Sandubas Hot Pocket, within Sadia´s convenience platform.

Milk

The company´s strategy to focus on a higher added value mix with reduction on the UHT milk dependence permeated the year, which helped the business to have better results. In 2013 the company registered a 3.5% net revenue growth on the division, totalling R$2.8 billions.

Food Services

BRF focus for Food Services has been on the operations optimization, with investments in inovation and training. The pursuit of productivity through excellence in execution guided projects within this segment and will also guide throught 2014, when the company will start the expansion of the model to the international market, evaluating opportunities in Europe, South Cone and Middle East. In the full year, the operational profit was 7.5% higher reaching R$177 millions, reflecting the effort on the operational expenses reduction.

4th Quarter

BRF´s net revenues on 2013 4th quarter (4Q2013) grew by 0.8% comparing to last year´s same period and reached R$8.2 billions. The better financial management allowed an even more comfortable cash position, with free cash flow reaching R$578.2 million in 4Q13 against R$197.9 million generated in the same period last year and the R$518.2 million of 3Q13.

Net income reached R$208 millions and Adjusted EBITDA reached R$954 millions, resulting in an adjusted EBITDA margin of 11.6%.

The financial volume of negotiated shares ammounted an average of US$71.5 millions/day during the quarter, 0.42% higher comparing to last year´s same period.

The month of January 2014 has signaled an important recaption of the company's share in all major markets, as well as better balance of the international inventory levels, bringing the prices of this market to a more positive level. These factors, added to the company's optimism regarding the operational and financial gains provided by the new cycle, indicate a very favorable year for BRF.

BRF - CORPORATE COMMUNICATION